On September 30, 1999, pursuant to plan of reorganization approved by the Board of Trustees of the Trust, the Morgan Grenfell Emerging Markets Equity Fund ("Emerging Markets Equity Fund") acquired all the net assets of BT Global Emerging Markets Equity Fund ("BT Emerging Markets Fund"), an affiliate of the Trust. The plan of reorganization was also approved by the shareholders of BT merging Markets Fund on September 21, 1999.